FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  31 March, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Announces New Strategy dated 31 March, 2004



               BALTIMORE TECHNOLOGIES PLC ANNOUNCES NEW STRATEGY

           Baltimore to build leading clean energy solutions business

  Experienced Executive and non-Executive Board appointments to drive strategy

31 March 2004, Baltimore Technologies plc (London: BLM) today announces its new strategy, as planned.

HIGHLIGHTS
Growth Strategy

   -Growth strategy to exploit rapidly expanding business demand for clean energy on competitive terms by overcoming the cost and efficiency constraints usually associated with renewable energy

   -Company to drive revenue growth by actively managing its customers' mix of energy requirements to optimise their sourcing, maximise savings and displace traditional fuels

   -Rapid sustained profitability and positive cash generation targeted

   -Strategy enables optimal leverage of Company's listed structure and cash assets

   -Company to propose change of name in due course to reflect new business focus

New Board Appointments

   -David Weaver, former Managing Director Europe, BP Gas, Power and
    Renewables and former CEO, International, and Vice President of CMS Energy Inc, appointed Chief Executive

   -Alfredo Goyanes, former Head of European Energy Research, Lazard, appointed Chief Financial Officer designate

   -John Uttley, former Finance Director of National Grid Group plc and the
    Central Electricity Generating Board, to be appointed non-Executive Director and Chairman of the Audit Committee

   -Richard Eyre, former CEO of ITV and Capital Radio plc, to be appointed non-Executive Director

   -James Huston, former CEO of NUON Global Solutions and former Group Chief
    Knowledge Officer of Cap Gemini Ernst & Young, to be appointed non-Executive Director

   -Bijan Khezri to become non-Executive Chairman upon David Weaver's appointment as Chief Executive

   -Andrew Hunt to continue in his role as Senior Independent non-Executive
    Director

   -Simon Enoch and George Powlick, non-Executive Directors, to step down at the Annual General Meeting of the Company, as part of the transition to the new strategy

   -Denis Kelly, currently Chief Financial Officer and Director, to step down at the Annual General Meeting of the Company

Comment

Bijan Khezri, Chairman, said:

"Over the last six months the Board has been reviewing the options available to the Company. Having examined these options, we are excited to present a credible plan focused on delivering clean energy solutions to business. We believe this strategy provides optimal leverage of Baltimore's structure and asset base and should deliver sustained and profitable growth for shareholders.

"I am also excited to announce the changes to our Board which will create a world class energy team to be led by David Weaver, to develop and execute our new growth strategy. The Board is confident that these initiatives will provide our shareholders with a distinct and attractive investment opportunity and look forward to their confirmation of this.

"I would also like to take this opportunity to thank Denis Kelly, Simon Enoch and George Powlick for the outstanding contribution they have made to Baltimore during challenging times."

David Weaver, Chief Executive, said

"We are committed to building a leading energy company focused on meeting business' demand for clean energy solutions, which are commercially competitive. The team announced today combines some of the strongest industry expertise and track record to achieve this goal and exploit the significant growth potential of this market for the benefit of Baltimore's shareholders."

For further information:

Smithfield     +44 (0) 20 7360 4900

Andrew Hey     +44 (0) 7836 276 068
Nick Bastin    +44 (0) 7931 500 066
Will Swan      +44 (0) 7787 197 508

Strategic Review

Over the last six months the Board has conducted a review of the strategic options open to the Company. Among other options, it has sought to identify a business sector in which its current structure and assets can be deployed advantageously and which has the following characteristics:

   -significant growth potential
   -stable and strong cash flows
   -innovation to drive competitive advantage

The strategy announced today is the culmination of this review. The Board believes this strategy presents shareholders with an attractive opportunity to maximise shareholder value.

In defining its growth strategy, the Board has, in parallel, reviewed fully the likely outcome of a Members Voluntary Liquidation (MVL) of the Company and the potential return to shareholders, after settlement of outstanding liabilities and the cost of distributions. It is of the opinion that the timing of returns to shareholders from an MVL will be subject to uncertainties and will reflect no more than the cash value of its net assets at the time of liquidation. Further, under an MVL, certain benefits the Company can exploit as a going concern would not be fully realisable.

The Board is firmly of the opinion that an MVL cannot maximise value for shareholders and will be recommending that shareholders support its growth strategy described below.

New business strategy and growth opportunity

The Company plans to build a leading business focused on providing commercially competitive clean energy solutions to industrial and commercial consumers. The Company has identified a significant growth opportunity to exploit the unsatisfied and increasing demand from businesses for clean energy on commercially competitive and reliable terms.

Despite strong demand drivers, such as environmental regulation and increasing corporate social responsibility, renewable energy, such as wind power, remains more expensive than energy from traditional sources. Renewable energy sources also lack reliable base load availability, which can cause disruption and waste, resulting in higher costs and loss of production.

The Company plans to overcome these inefficiencies by providing a broad range of businesses with a reliable and environmentally acceptable mix of fuel sources, including low emission and renewable fuels, on the competitive terms they require.

The Company aims to achieve this by an innovative technical and commercial approach to managing customers' energy supply sources day by day and applying proven energy market driven techniques, to optimise their contracts, maximise savings and avoid incurring excess costs. Typically, the Company's target customers would not have the scale or specific expertise to achieve these benefits for themselves.

The Company will not target retail customers, nor will it trade as principal in the energy markets and so will not be exposed to the financial and other risks involved in energy trading.

The Company intends to rapidly achieve sustained profitability and positive cash generation, deriving revenues principally in the form of fee income, commission on energy cost savings, from the resale of a mix of energy products and financial optimisation of energy assets.

A significant advantage of the growth strategy is that it enables optimal use of the Company's cash assets and listed structure. In that respect, the Board believes that the Company's cash assets are sufficient to initiate its strategy and that its UK listing will provide a valuable platform to exploit future consolidation opportunities in this segment of the energy sector.

How the business will be built

The Company plans to build its business in three key areas:

Energy supply optimisation
By actively seeking to re-negotiate and manage its customers' existing energy requirements, the Company will provide reliable and sustainable energy from an environmentally acceptable mix of sources, including renewables and low emission fossil-fuel sources, such as gas, to achieve savings that would otherwise not be accessible and, in this way, build its own income and business.

Fuel source optimisation
By leveraging its active management of customers' energy portfolios, the Company will seek to replace more environmentally damaging fuels and provide competitive solutions based on alternative and clean switchable sources at optimised prices.

Energy portfolio optimisation
The Company will exploit the synergies between its customers to take advantage of economies of scale and the potential of different energy use and load profiles within its customer base.

As part of this, the business model envisages appropriate investment in clean power generation assets, in due course, to diversify and enhance the range of energy solutions the Company is able to offer its customers.

Next steps

The new strategy will be implemented initially by a targeted, cash generative acquisition to establish an operational team experienced in energy markets (including renewables), price structuring and finance. The Company's strategy will be to focus on developing a customer base of mid-market industrial and commercial businesses.

The Company proposes in due course to seek shareholder approval to change its name and rebrand to reflect its new business focus.

A circular in respect of the EGM will be posted to all shareholders on 8 April 2004. In the meantime, the toll-free shareholder information line is available to deal with general enquiries on 00800 888 8080 from UK, Republic of Ireland, or +44 20 7335 5704.

New Board appointments and management team

In developing this growth strategy, the Board has been able to attract a strong, experienced, senior management team of individuals with a successful track record in both business and international energy markets to implement it.
The new team will be led by David Weaver, former Managing Director Europe, BP Gas, Power and Renewables, who is appointed as the new Chief Executive effective 8 April.

Bijan Khezri will continue to lead the Board as non-executive Chairman.

Alfredo Goyanes, former Head of European Energy Research, Lazard is appointed as Chief Financial Officer designate, effective 8 April, and will work alongside Denis Kelly, who will retire as Chief Financial Officer and from the Board at the Company's AGM. At that AGM, Simon Enoch and George Powlick will each retire from the Board. Andrew Hunt, who was appointed a non-Executive Director in December 2003, will continue as Senior Independent non-Executive Director.

With the Company's new business focus in mind, the Company is announcing the additional appointments as independent non-Executive Directors of Richard Eyre, James Huston and John Uttley. These new non-Executive Directors bring the benefit of their considerable experience to guide the Board's decisions in implementing the new strategy. All new non-executive appointments to the Board will be effective from 8 April.

Brief biographical details of the new Board members are set out below.

David Weaver was Managing Director Europe, BP Gas, Power and Renewables, a $1 billion turnover business, from 2000 to 2003. In this role, he built a highly successful business from a green field start, establishing BP's largest power marketing operation and pioneering their entry into the wind power renewables business. Prior to joining BP, he was President and CEO of Europe for Duke Energy International, one of USA's largest gas and power enterprises. From 1995 until 1999 he was Chief Executive Officer, International, based in Singapore for CMS Energy Inc, a major US energy utility and a New York Stock Exchange quoted power company, where he is credited with the successful turnaround of a loss making Asian business. His executive experience also includes Managing Director of Mission Energy Asia, and General Manager of Scottish Power New Ventures where he established their market entry strategy into renewable energy in 1993. He started his career with the Central Electricity Generating Board and led one of the Government's privatisation teams during the privatisation of the UK Electricity Supply Industry. He is a Fellow of the Energy Institute and a founder Member of the Institute of Petroleum Engineers.

Alfredo Goyanes was Director of European Utilities Research for Lazard Capital Markets (London) from 1999 to 2003, where he advised on strategy, valuation and regulation in the energy industry for investors and corporates. From his position as an equity analyst for Banco Santandor de Negocios, he was appointed in 1987 as Head of Equity Capital Markets for Natwest S.A. (Madrid), a post he held until 1990. After 1990 he held a number of positions both in management and as adviser on market strategy for investment banks and broking firms, notably with Paribas Capital Markets (London) from 1994 to 1999. He set up his own consultancy practice in 2003 to advise corporate and financial investors on the energy sector. He holds an MBA in Finance from Columbia University, New York.

John Uttley has a wealth of knowledge in the energy sector, particularly in the electricity industry in which he has almost 30 years experience. He has extensive experience of corporate finance, including equity, debt markets and bank financing. He has held several influential positions and was Finance Director of National Grid Group from 1990 to 1997 and Finance Director of Central Electricity Generating Board from 1984 to 1990, where he acquired significant experience on the economics of different power generation options. Since 1997, he has focused on middle-sized and smaller companies in a portfolio of non-executive directorships, including as chairman of Stentor Communications plc, the Irish Telecoms Group, First Security Group Ltd, a manned security group backed by 3i, and as a non-executive director of Misys Independent Financial Advisory Services (now Sesame plc) and Glasgow Prestwick International Airport.

Richard Eyre has extensive experience of managing businesses and of corporate governance. He has a distinguished career in the field of media, holding some major leadership roles. He was Chief Executive of Capital Radio plc from 1991 to 1997, during which time the value of the company grew fourfold. In 1997, on leaving Capital Radio he was appointed Chief Executive of ITV Network, at a challenging time when audiences were in serious decline. Under his leadership from 1997 to 2000, a new senior team was recruited which undertook a fundamental reworking and rebranding of ITV and its approach. He was Chairman and Chief Executive of Pearson Television during 2000 and Director of Strategy and Content for RTL Group until 2001. He has held a number of non-executive posts since April 2001, including RDF Media, 19 Entertainment, Digital Bridges and the Eden Project.

James Huston has run a private strategic consulting business since 2003, advising some of the world's leading renewable energy companies. He was previously the Chief Executive Officer of the international water and renewable energy business of the Dutch utility Nuon NV. From 1994 to 2001 he was an executive for Cap Gemini Ernst and Young, where he created and managed the Eastern Hemisphere Utility Consulting practice of Gemini Consulting and created and ran their Power and Water Utility Global Market Unit on a worldwide basis. He held the position of Group Chief Knowledge Officer from 2000 to 2001. His early career included working as project manager for Stone and Webster Engineering Corporation, which he joined in 1980 and left as a Vice President in 1994. Mr Huston holds a degree in Nuclear Engineering from the University of New Mexico.

Following the changes to the Company's Board announced today, the structure of the new Board will, at conclusion of the Company's AGM, comprise:

Chairman, non-Executive                                       Bijan Khezri

Chief Executive                                               David Weaver

Chief Financial Officer                                       Alfredo Goyanes

Senior Independent Non-Executive Director and Chair of the    Andrew Hunt
Nominations Committee and the Remuneration Committee

Non-Executive Director and Chair, Audit Committee             John Uttley

Non-Executive Director                                        Richard Eyre

Non-Executive Director                                        James Huston

                                    - Ends -

Notes to Editors

About Baltimore Technologies
Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the Group's assets consist primarily of cash. www.baltimore.com



                      This information is provided by RNS
            The company news service from the London Stock Exchange




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 31 March, 2004